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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                     Olympic Cascade Financial Corporation
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                                (Name of Issuer)

                    Common Shares, $0.02 par value per share
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                         (Title of Class of Securities)

                                   68158N106
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                                (CUSIP Number)

                              Steven A. Rothstein

                   c/o Olympic Cascade Financial Corporation

                      875 North Michigan Avenue, Ste. 1560

                            Chicago, Illinois  60611

                                  312-751-8833

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 7 , 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or (S)240.13d-1(g), check the following box /  /.

Note. Schedules filed in paper format shall include a signed original and five copies, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
                                                             Page 2 of 4 Pages
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Steven A. Rothstein
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF            368,310

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          127,250
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             368,310

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          127,250
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      844,061

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.53%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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                                                               Page 3 of 4 Pages

     This Amendment No. 7 supplements and amends Amendment No. 6 on Schedule 13D dated November 10, 2000 ("Amendment No. 6") filed by the reporting person, Steven A. Rothstein ("Rothstein"). This Amendment No. 7 is being filed to report that between November 20, 2000 and December 13, 2000, Rothstein directly and indirectly made eight (8) open market purchases of Common Stock of Olympic Cascade Financial Corporation ("Olympic" or the "Issuer") resulting in the aggregate purchase of 32,527 shares. This Amendment No. 7 supplements and amends Amendment No. 6 only with respect to Items 3 and 5 as set forth below. All other items are unchanged from Amendment No. 6. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 6.

Item 3.    Source and Amount of Funds or Other Consideration.

     Item 3 of Amendment No. 6 is supplemented and amended by inserting the following paragraph at the end thereof:

Beginning on November 20, 2000 and ending on December 13, 2000, Rothstein directly and indirectly made eight (8) open market purchases of Olympic Common Stock resulting in the aggregate purchase of 32,527 shares. Of the 32,527 shares purchased, 5,000 shares were purchased for Rothstein's individual retirement account, 527 shares were purchased for Rothstein's personal account and the remainder of the shares were purchased for the accounts of his three children. The total consideration for said open market purchases equaled $122,599.00 (excluding trading costs) and the consideration came from Rothstein's and his children's unencumbered personal funds.

Item 5.    Interest in the Securities of the Issuer.

     Subparagraph (a)-(b) of Item 6 of Amendment No. 7 is hereby supplemented and amended to read in its entirety as follows:

          As of the date hereof, Rothstein has acquired beneficial ownership of 844,061 shares of Common Stock (Rothstein's beneficial ownership now totals 34.53% of the total number of common shares outstanding). Rothstein has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of 368,310 of such shares. Of the 844,061 shares of Common Stock that Rothstein has beneficial ownership of, 348,501 are shares of Common Stock issuable upon the exercise of his stock options. Such options are exercisable in the following manner: (i) 83,807 shares at an exercise price of $3.73 per shares; (ii) 70,000 shares at an exercise price of $3.39 per share; (iii) 57,881 shares at an exercise price of $7.12 per share; (iv) 27,563 shares at an exercise price of $5.44 per share; (v) 36,750 shares at an exercise price of $5.36 per share; (vi) 30,000 shares at an exercise price of $4.00 per share; (vii) 2,500 shares (another 7,500 not included herein will vest in three equal installments on April 16 of 2001, 2002 and 2003) at an exercise price of $4.6875 per share; (viii) 25,000 shares at an exercise price of $7.50 per share; and (ix) 15,000 shares at an exercise price of $6.125 per share . Until Rothstein exercises his options, he does not possess the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or the direct the disposition, or the shared power to dispose or to direct the disposition of the underlying shares represented by the options. Of the 127,250 shares of Common Stock that Rothstein shares voting and dispositive power, 6,703 of such shares are owned by his spouse's individual retirement account, 35,813 of such shares are owned by his daughter Caroline, 57,967 of such shares are owned by his son Joshua, and 26,767 of such shares are owned by his daughter Natalie. Rothstein's spouse and children live with him at the address stated in Item 2. The above stated percentage ownership calculation assumes 2,096,113 shares of Olympic are issued and outstanding (as stated in Issuer's Quarterly Report on Form 10-Q dated August 11, 2000), assumes exercise of Rothstein's options which are currently exercisable or exercisable within sixty days of the date hereof (348,501) and includes shares owned by Rothstein, his spouse and children. See Item 2 for information on Control Persons.

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                                                               Page 4 of 4 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2000



                              By: /s/ Steven A. Rothstein
                                  -----------------------
                                    Steven A. Rothstein